SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                  Viseon, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   928297 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                       Viseon, Inc. Attention: John Harris
               5593 West 78th Street, Edina, MN 55439 952-896-3020
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

CUSIP No. 928297 10 0

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Digital Investors, L.L.C. 88-0489429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

    PF
________________________________________________________________________________
5    Check Box If Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,222,415

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,222,415
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,222,415

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,222,415

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 928297 10 0

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

Viseon Common Stock, $0.01 par value
Viseon, Inc.
5593 West 78th Street
Minneapolis, MN 55439


Item 2.  Identity and Background.

        Reporting Person                Member                  Member                 Person controlling
                                                                                       such members
     -------------------------------------------------------------------------------------------------------
     (a)  Digital Investors, L.L.C.     Digital Trust I         Digital Trust II        Albert B. Greco, Jr.
     -------------------------------------------------------------------------------------------------------
     (b)  Digital Investors, L.L.C.     16901 N Dallas          16901 N Dallas          16901 N Dallas
          2620 S. Maryland              Pkwy Suite 230          Pkwy Suite 230          Pkwy Suite 230
          Parkway, #309, Las Vegas      Addison, Texas          Addison, Texas          Addison, Texas
          Nevada 89109                  75001                   75001                   75001
     -------------------------------------------------------------------------------------------------------
     (c)  Limited Liability Holding     Trust                   Trust                   Individual Trustee
          Company -- Digital
          Investors, L.L.C.             (Same as above)         (Same as above)         (Same as above)
          2620 S. Maryland
          Parkway, #309, Las Vegas
          Nevada 89109
     -------------------------------------------------------------------------------------------------------
     (d)  None                          None                    None                    None
     -------------------------------------------------------------------------------------------------------
     (e)  None                          None                    None                    None
     -------------------------------------------------------------------------------------------------------
     (f)  N/a                           N/a                     N/a                     USA citizen
     -------------------------------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

With respect to Reporting Person -- (Digital Investors, L.L.C.):

All funds used in making purchases in Viseon, Inc. Common Stock have been from capital infused into the limited liability Company by its beneficial owners.

With respect to Digital Trust I:

n/a

CUSIP No. 928297 10 0

--------------------------------------------------------------------------------

With respect to Digital Trust II:

n/a

With respect to Person Controlling Members -- (Albert B. Greco, Jr.):

Personal Funds

Item 4.  Purpose of Transaction.

With respect to Reporting Person -- (Digital Investors, L.L.C.):

The purpose of Digital Investors, L.L.C.'s acquisition of Viseon, Inc.'s common stock has been for investment.

     (a) Reporting person plans to purchase an additional 2,314,285 shares of the Issuer in accordance with the terms of a Stock Purchase Agreement between Reporting Person and Issuer attached herein as Exhibit A.

     (b) None

     (c) None

     (d) Issuer plans to increase its Board of Directors by a total of three persons nominated by the Reporting Person in accordance with the terms of a Stock Purchase Agreement between Reporting Person and Issuer attached herein as Exhibit A. One such person, John C. Harris, has already been appointed to the board effective April 9, 2001.

     (e) None

     (f) None

     (g) None

     (h) None

     (i) None

     (j) None

With respect to Digital Trust I:

a.-j.  n/a

With respect to Digital Trust II:

a.-j.  n/a

With respect to Person Controlling Members - (Albert B. Greco, Jr.):

a.-j.  n/a

CUSIP No. 928297 10 0

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

With respect to Reporting Person -- (Digital Investors, L.L.C.):

     (a) Aggregate number of shares owned    2,222,415 shares

         Percentage beneficially owned       19.0%

     (b) Sole power to vote                  2,222,415 shares

         Sole power to dispose               2,222,415 shares

     (c) Transaction summary, last 60 days:  Purchase of 428,572 shares of common stock on April 30, 2001

                                             Purchase of 357,143 shares of
                                             common stock on June 19, 2001

     (d) None

     (e) Not Applicable


With respect to Digital Trust I:

     (a) Aggregate number of shares owned    2,222,415

         Percentage beneficially owned       19.0%

     (b) Sole power to vote                  2,222,415

         Sole power to dispose               2,222,415

     (c) Transaction Summary, last 60 days:  n/a

     (d) n/a

     (e) n/a


With respect to Digital Trust II:

     (a) Aggregate number of shares owned    2,222,415

         Percentage beneficially owned       19.0%

     (b) Sole power to vote                  2,222,415

         Sole power to dispose               2,222,415

     (c) Transaction Summary, last 60 days:  n/a

     (d) n/a

     (e) n/a

With respect to Person Controlling Members -- (Albert B. Greco, Jr.):

     (a) Aggregate number of shares owned    2,222,415

         Percentage beneficially owned       19.0%

     (b) Sole power to vote                  2,222,415

         Sole power to dispose               2,222,415

CUSIP No. 928297 10 0

--------------------------------------------------------------------------------

     (c) Transaction summary, last 60 days:  n/a

     (d) n/a

     (e) n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     With respect to Reporting Person -- (Digital Investors, L.L.C.):

     Reporting person has entered into an agreement with two of Issuer's directors, Richard F. Craven and Byron G. Shaffer in which such directors have agreed to vote all their shares of Viseon, Inc. in favor of approving all transactions contemplated by the Stock Purchase Agreement between Digital Investors, L.L.C. and Issuer (Exhibit A).

     With respect to Digital Trust I: None

     With respect to Digital Trust II: None

     With respect to Person Controlling Members -- (Albert B. Greco, Jr.): None

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Stock Purchase Agreement between Digital Investors, L.L.C. and Viseon, Inc.

         Exhibit B - Shareholder Voting Agreement between Digital Investors, L.L.C. and Richard F. Craven and Byron G. Shaffer

CUSIP No. 928297 10 0

--------------------------------------------------------------------------------

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 29, 2001
Date

Digital Investors, L.L.C.

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.
Its: Manager



Digital Trust I

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.
Its: Trustee



Digital Trust II

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.
Its: Trustee



Albert B. Greco, Jr, Trustee

/s/ Albert B. Greco, Jr.
By: Albert B. Greco, Jr.





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).